UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16 of the
Securities Exchange Act of 1934

For the month of May 2020

Commission File Number: 1-33659

COSAN LIMITED

(Translation of registrant’s name into English)

Av. Brigadeiro Faria Lima, 4100, – 16th floor
São Paulo, SP 04538-132 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

COSAN LOGÍSTICA S.A.
Corporate Taxpayer ID (CNPJ/MF): 17.346.997/0001-39
Company Registry (NIRE): 35.300.447.581
Publicly-held Company

MATERIAL FACT

Cosan Logística S.A. (B3: RLOG3) (“Cosan Log”) hereby informs, in compliance with Article 157, Paragraph 4 of Law 6,404/1976 and Article 3 of Instruction 358/2002 by the Securities and Exchange Commission of Brazil (“ICVM 358”) its subsidiary Rumo S.A. (B3: RAIL3) (“Rumo”) and its respective subsidiary RUMO MALHA PAULISTA S.A. (“Paulista Network”), announced to the market that, the Paulista Network has signed, on this date, together with the BRAZILIAN FEDERAL GOVERNMENT and by means of Brazil's National Land Transportation Agency (“ANTT”), the “2nd Amendment to the Concession Agreement for Rumo Malha Paulista S.A. – RMP of December 30, 1998” and its respective appendixes (“Amendment”). The document grants Paulista Network the right to extend the term of its concession agreement, provided that it complies with certain obligations (“Renewal”).

The Company hereby clarifies that Brazil’s Federal Court of Auditors has examined the terms of the Amendment in detail and authorized its execution, in accordance with the dispatch issued on May 20, 2020 under TC 009.032/2016-9.

Pursuant to public documents, the new grant amount for the concession will be approximately R$ 2.9 billion¹[1]to be paid in quarterly installments over the course of the agreement’s term, which is expected to expire in 2058, and investments are estimated at R$ 6.1 billion1, within the same period.

Lastly, the Company announces that further details on the Renewal will be given on Rumo’s earnings conference call, on May 28, 2020, at 1pm EST. Access information for the conference call is available on Rumo’s website at http://ri.rumolog.com.

São Paulo, May 27, 2020.

Marcelo Eduardo Martins
Chief Financial and Investor Relations Officer

_______________

1 Amounts in Dec/2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 28, 2020

COSAN LIMITED

By:	/s/ Marcelo Eduardo Martins
Name: Marcelo Eduardo Martins
Title: Chief Financial and Investor Relations Officer